UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

TRONOX INCORPORATED
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE -- CLASS B
(Title of Class of Securities)

897051108
(CUSIP Number)
August 16, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.  897051108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henderson Global Investors Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	1,253,213
	6. Shared Voting Power
	7. Sole Dispositive Power	1,253,213
	8. Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,253,213
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	5.48%
12.	Type of Reporting Person (See Instructions)
IA

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Item 1.

(a)	Name of Issuer TRONOX INCORPORATED.

(b)	Address of Issuer’s Principal Executive Offices One Leadership Square, Suite 300, 211 N. Robinson Avenue, Oklahoma City, Oklahoma, 73102

Item 2.

(a)	Name of Person Filing Henderson Global Investors Limited
(b)	Address of Principal Business Office or, if none, Residence 4 Broadgate, London EC2M 2DA, United Kingdom
(c)	Citizenship United Kingdom
(d)	Title of Class of Securities Common Stock, par value $0.001 per share
(e)	CUSIP Number 897051108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information in Items 5 - 9 and 11 on the cover page of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The reporting person is an investment adviser registered in the United Kingdom and has beneficial ownership of the shares which are the subject of this filing through the investment discretion the reporting person exercises over its clients’ accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

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Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2008
Date
HENDERSON GLOBAL INVESTORS LIMITED

/s/Philip Woolliscroft
Signature

Philip Woolliscroft / Head of Asset Management Compliance
Name/Title

Page 5 of 5 pages